UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                     FORM 25


                   NOTIFICATION OF REMOVAL FROM LISTING AND/OR
                     REGISTRATION UNDER SECTION 12(b) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                              Commission File Number   1-9390
                                                                     -----------

JACK IN THE BOX INC.: THE NEW YORK STOCK EXCHANGE
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         (Exact name of Issuer as specified in its charter, and name of
              Exchange where security is listed and/or registered)

9330 Balboa Avenue, San Diego, CA 92123     (858) 571-2121
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    (Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Common Stock, par value $.01; Stock Purchase Rights; Series A Junior Participating Cummulative Preferred Stock
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                      (Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

|_|      17 CFR240.12d2-2(a)(1)

|_|      17 CFR240.12d2-2(a)(2)

|_|      17 CFR240.12d2-2(a)(3)

|_|      17 CFR240.12d2-2(a)(4)

|_| Pursuant to 17 CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

|X| Pursuant to 17 CFR240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934,Jack in the Box Inc. (Name of the Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 11, 2008                         Jack in the Box Inc.
-----------------

                                      By: /s/ Phillip H. Rudolph
                                          --------------------------------------
                                          Phillip H. Rudolph
                                          Senior Vice President, General Counsel
                                          and Corporate Secretary

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(1) Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240. 19d-1 as applicable. See General Instructions.




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

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12d2-2 (17 CFR 240.12d2-2) of the General Rules and Regulations under the Securities Exchange Act of 1934 ("Exchange Act").

2. Exchanges: Attach the delisting determination to this Form 25 to serve as the required Notice pursuant to Exchange Act Rule 19d-1 (17 CFR 240.19d-1). Form
25 and the attached Notice will be considered compliance with the provisions of Rule 19d- I as applicable.

3. The Form 25 and any attachments must be filed electronically on the EDGAR database.

4. The removal of the class of securities from listing on the exchange shall be effective l0 days after filing the Form 25. With respect to the filing of any amendment to Form 25, the removal of the class of securities from listing on the exchange shall be effective 10 days after filing the amended Form 25.

5. The withdrawal of registration of a class of securities registered under
Section 12(b) of the Exchange Act shall take effect in 90 days, or such shorter period as the Commission may determine, after the exchange or issuer files a Form 25 with the Commission. With respect to the filing of any amendment to Form 25, the withdrawal of registration of a class of securities registered under Section 12(b) shall take effect in 90 days, or such shorter period as the Commission may determine, after the exchange or issuer files the amended Form 25.

6. For purposes of Section 12 of the Exchange Act, a class of securities shall no longer be considered listed on a national securities exchange upon the effective date of delisting even though the withdrawal of registration is effective at a later time.

7. The issuer's duty to file any reports under Section 13(a) of the Exchange Act and the rules and regulations thereunder as a result of the security's registration under Section 12(b) of the Exchange Act shall be suspended upon the effective date of the delisting. If, following the effective date of delisting, the withdrawal of registration under Section 12(b) is delayed by the Commission, an exchange, or an issuer, the issuer shall, within 60 days of such delay, file any reports that would have been required under Section 13(a) and the rules and regulations thereunder, had the Form 25 not been filed. The issuer will also file any subsequent reports required under Section 13(a) for the duration of the delay.

8. An issuer whose reporting responsibilities under Section 13(a) of the Exchange Act are suspended for a class of securities under Rule 12d2-2(d)(5) is, nevertheless, required to file any reports that an issuer with such a class of securities registered under Section 12 of the Exchange Act would be required to file under Section 13(a) if such class of securities:
    (a) is registered under Section 12(g) of the Exchange Act; or

    (b)would be registered, or would be required to be registered, under Section 12(g) of the Exchange Act but for the exemption from registration under
    Section 12(g) provided by Section 12(g)(2)(A) of the Exchange Act.

9. An issuer whose reporting responsibilities under Section 13(a) of the Exchange Act are suspended under Rule 12d2-2(d)(5) is, nevertheless, required to file any reports that would be required under Section 15(d) of the Exchange Act but for the fact that the reporting obligations are: (a) suspended for a class of securities under Rule 12d2-2(d)(5): and (b) suspended, terminated, or otherwise absent under Section 12(g) of the Exchange Act. The reporting responsibilities of an issuer under Section 15(d) of the Exchange Act shall continue until the issuer is required to file reports under Section 13(a) of the Exchange Act or the issuer's reporting responsibilities under Section 15(d) are otherwise suspended.

10. Issuers should determine if they have additional registration and reporting requirements under Section 12(g) of the Exchange Act and reporting obligations pursuant to Section 15(d) of the Exchange Act upon the filing of Form 25.

11. In any case where the Commission has commenced a proceeding under Section 12 of the Exchange Act prior to the withdrawal of the registration of a class of securities becoming effective, such security will remain registered under
Section 12(b) of the Exchange Act until the final decision of such proceeding, or until the Commission otherwise determines to suspend the effective date of, or revoke, the registration of a class of securities.

12. In the event removal is being effected under Rule 12d2-2(a)(3) and the national securities exchange has admitted or intends to admit a successor security to trading under the temporary exemption provided for by Exchange Act Rule 12a-5 (17 CFR 240.12a-5) the Form 25 shall be filed with the Commission in a manner that ensures that the delisting does not become effective until the successor security is removed from its exempt status.